Warsaw, 2002-06-20

02042441

United States Securities
and Exchange Commission
Washington D.C. 20549
USA

Ref.: 82-5025

SUPPL

Dear Sirs,

PROCESSED
JUL 23 2002
THOMSON
FINANCIAL

Please find enclosed the text of the Current report no 15/2002.

Best regards

Krzysztof Gerula

Vice-President

7/12

SEC MAIL PROCESSING
RECEIVED
JUL 03 2002
WASH, D.C. 155 SECTION

ORBIS Spółka Akcyjna
zarejestrowana w Sądzie Rejonowym
dla m.st. Warszawy
XIX Wydział Gospodarczy KRS
Rejestr Przedsiębiorców
0000022622

ORBIS S.A
ul. Bracka 16
00-028 Warszawa, POLSKA
Tel.: (48 22) 826 02 71, Fax: (48 22) 827 33 01
NIP 526-025-04-69
Nr konta: BH S.A. I O/W-wa 10301016-08420006

Report no 15/2002

The Management Board of ORBIS S.A. presents draft resolutions, which shall be proposed by the Management Board at the Annual General Assembly of Shareholders, held on June26, 2002:

Document No 1

Draft Resolution
regarding point 4 of the agenda

Resolution No 1

concerning approval of the Supervisory Board' report on the results of its review of the financial statements for the financial year ended December 31, 2001, of the Management Board's report as well as of the motion of the Management Board concerning the division of net profit for the year 2001 as well as allocation of reserve capital to cover the past years' loss reported in the balance sheet prepared as of December 31, 2001.

Acting pursuant to Article 382 § 3 of the Code of Commercial Companies and § 20 section 2 point 3 of the Company's Statutes, it is hereby resolved as follows:

§1

The Supervisory Board' report on the results of its review of the financial statements for the financial year ended December 31, 2001, of the Management Board's report as well as of the motion of the Management Board concerning the division of net profit for the year 2001 as well as allocation of reserve capital to cover the past years' loss reported in the balance sheet prepared as of December 31, 2001, are hereby approved.

§ 2

The Resolution shall come into force upon its adoption.

Document No 2

Draft Resolution
regarding point 5 of the agenda

Resolution No 2

concerning approval of the Management Board's report on the activity of „Orbis" S.A. for the period from January 1, 2001, up till December 31, 2001.

Acting pursuant to Article 393 point 1 and Article 395 § 2 point 1 of the Code of Commercial Companies and § 29 section 1 point 1 of the Company's Statutes, it is hereby resolved as follows:

§1

The Management Board's report on the activity of the Company for the period from January 1, 2001, up till December 31, 2001, is hereby approved.

§ 2

The Resolution shall come into force upon its adoption.

Document No 3

Draft Resolution
regarding point 6 of the agenda

Resolution No 3

concerning approval of the financial statements of "Orbis" S.A. for the period from January 1, 2001, up till December 31, 2001.

Acting pursuant to Article 393 point 1 and Article 395 § 2 point 1 of the Code of Commercial Companies and § 29 section 1 point 1 of the Company's Statutes, it is hereby resolved as follows:

§1

The financial statements of the Company for the financial year 2001 including:

1. balance sheet prepared as of December 31, 2001, showing the total assets and liabilities figure of PLN 1,291,770,534.89 (say: one billion two hundred ninety one million seven hundred seventy thousand five hundred and thirty four Polish Zloty and 89 Grosze);
2. profit and loss account for the period from January 1, 2001, up till December 31, 2001, showing a net profit of PLN 50,978,020.01 (say: fifty million nine hundred seventy eight thousand and twenty Polish Zloty and 01 Grosze);
3. cash flow statement for the period from January 1, 2001, up till December 31, 2001, showing a change in the balance of cash and cash equivalents during the financial year by a net amount of PLN 20,745,211.02 (say: twenty million seven hundred forty five thousand two hundred and eleven Polish Zloty and 02 Grosze);
4. additional notes;

are hereby approved

§ 2

The Resolution shall come into force upon its adoption.

Document No 4

Draft Resolution
regarding point 7 a/ of the agenda

Resolution No 4

concerning division of net profit generated in the financial year ended December 31, 2001.

Acting pursuant to Article 395 § 2 point 2 of the Code of Commercial Companies and § 29 section 1 point 2 of the Company's Statutes, it is hereby resolved as follows:

§1

The net profit generated during the financial year ended December 31, 2001, amounting to PLN 50,978,020.01 (say: fifty million nine hundred seventy eight thousand and twenty Polish Zloty and 01 Grosz) shall be apportioned to:

1. reserve capital in the amount of PLN 32,547,216.81
2. dividend in the amount of PLN 18,430,803.20

§ 2

The Resolution shall come into force upon its adoption.

Document No 5

Draft Resolution
regarding point 7 b/ of the agenda

Resolution No 5

concerning financing the past years' loss in the amount of PLN 263,496.96 from the Company's reserve capital.
Acting pursuant to Article 396 § 5 of the Code of Commercial Companies and § 29 section 2 of the Company's Statutes, it is hereby resolved as follows:

§1

The consent is hereby granted for the allocation of the Company's reserve capital to cover the past years' loss in the amount of PLN 263,496.96 reported in the balance sheet prepared as at December 31, 2001.

§ 2

The Resolution shall come into force upon its adoption.

Document No 6

Draft Resolution
regarding point 8 of the agenda

Resolution No 6

concerning granting a vote of discharge to members of the Management Board in respect of performance of their duties as members of the Board in the financial year ended December 31, 2001.
Acting pursuant to Article 393 point 1 and Article 395 § 2 point 3 of the Code of Commercial Companies and § 29 section 1 point 3 of the Company's Statutes, it is hereby resolved as follows:

§1

The following members of the Management Board are hereby granted a vote of discharge in respect of performance of their duties as members of the Board in the financial year ended December 31, 2001:

1. Maciej Olaf Grelowski for the period from January 1, 2001, till December 31, 2001;
2. Krzysztof Andrzej Gerula for the period from January 1, 2001, till December 31, 2001;
3. Andrzej Bobola Szułdrzyński for the period from January 1, 2001, till December 31, 2001;
4. Ireneusz Andrzej Węgłowski for the period from January 1, 2001, till December 31, 2001;
5. Lidia Mieleszko for the period from January 1, 2001, till December 31, 2001;
6. Yannick Rouvrais for the period from January 1, 2001, till December 31, 2001.

The Resolution was adopted by secret ballot.

§ 2

The Resolution shall come into force upon its adoption.

Document No 7

Draft Resolution
regarding point 9 of the agenda

Resolution No 7

concerning granting a vote of discharge to members of the Supervisory Board in respect of performance of their duties as members of the Board in the financial year ended December 31, 2001.

Acting pursuant to Article 395 § 2 point 3 of the Code of Commercial Companies and § 29 section 1 point 3 of the Company's Statutes, it is hereby resolved as follows:

§1

The following members of the Supervisory Board are hereby granted a vote of discharge in respect of performance of their duties as members of the Board in the financial year ended December 31, 2001:

1. Eli Alroy - for the period from January 1, 2001, up till December 31, 2001,
2. Wojciech Ciesielski -for the period from September 18, 2001, up till December 31, 2001,
3. Janusz Marek Czarzasty - for the period from January 1, 2001, up till September 18, 2001,
4. Sabina Czepielinda - for the period from June 7, 2001, up till December 31, 2001,
5. Maria Czerwińska - for the period from January 1, 2001, up till June 7, 2001,
6. Paweł Dębowski - for the period from January 1, 2001, up till September 18, 2001,
7. Wanda Dutkowska - for the period from January 1, 2001, up till December 31, 2001,
8. Michael Harvey -for the period from September 18, 2001, up till December 31, 2001,
9. Stephane Michelangeli - for the period from January 1, 2001, up till December 12, 2001,
10. Christian Rousseau - for the period from January 1, 2001, up till September 18, 2001,
11. Janusz Rożdżyński - for the period from January 1, 2001, up till December 31, 2001,
12. Andrzej Saja - for the period from January 1, 2001, up till December 31, 2001,
13. Jean-Philippe Savoye -for the period from September 18, 2001, up till December 31, 2001,
14. David Vely - for the period from January 1, 2001, up till December 31, 2001.

The Resolution was adopted by secret ballot.

§ 2

The Resolution shall come into force upon its adoption.

Document No 8

Draft Resolution
regarding point 10 of the agenda

Resolution No 8

concerning approval of the annual consolidated financial statements of the Orbis Group prepared as of December 31, 2001.

Acting pursuant to Article 395 § 5 of the Code of Commercial Companies and Article 63 section 3 of the Polish Accounting Act of September 29, 1994, (published in the Official Journal of Laws „Dz.U." No 121, item 591, as later amended), it is hereby resolved as follows:

§1

The annual consolidated financial statements of the Orbis Group in Warsaw, prepared as of December 31, 2001, including:

1. consolidated balance sheet prepared as of December 31, 2001, showing the total assets and liabilities figure of PLN 1,382,315 thousand (say: one billion three hundred eighty two million three hundred and fifteen thousand Polish Zloty);
2. consolidated profit and loss account for the period from January 1, 2001, up till December 31, 2001, showing a net profit of PLN 51,201 thousand (say: fifty one million two hundred and one thousand Polish Zloty);
3. consolidated cash flow statement for the period from January 1, 2001, up till December 31, 2001, showing a change in the balance of cash and cash equivalents during the financial year by a net amount of PLN 18,985 thousand (say: eighteen million nine hundred and eighty five thousand Polish Zloty);
4. additional notes;
5. report on the activity of the group during the year 2001;

are hereby approved.

§ 2

The Resolution shall come into force upon its adoption.

Document No 9

Draft Resolution
regarding point 11 of the agenda

Resolution No 9

concerning granting consent to sell the ownership title to real property located in London, at 67, Cumbrian Gardens, NW2 1ED, with fittings.

Acting pursuant to Article 393 point 4 of the Code of Commercial Companies and § 29 section 2 of Orbis S.A. Statutes, it is hereby resolved as follows:

§1

The sale of the ownership title to real property located in London, at 67, Cumbrian Gardens, NW2 1ED, with furniture, is hereby approved.

The real property consists of a semi-detached building without basement and the land on which the building is located.

The title to ownership of the land and building registered in the H.M. Land registry under the no MX268261.

§ 2

Consent is hereby granted for the sale of the ownership title to the real property referred to in § 1 according to an unlimited public tender procedure assigned to a company based on the territory of Great Britain.

§ 3

The asking price of the ownership title to the real property referred to in § 1 should not be less than £ 225,000.

§ 4

The Resolution shall come into force upon its adoption.

Document No 10

Draft Resolution
regarding point 12 of the agenda

Resolution No 10

concerning granting consent for the sale of the right to perpetual usufruct of real property consisting of land and the ownership title to the building situated thereon, located at 9a Staszica street in Zielona Góra.

Acting pursuant to Article 393 point 4 of the Code of Commercial Companies and § 29 section 2 of the Company's Statutes, it is hereby resolved as follows:

§1

Consent is hereby granted for the sale of title to developed real property located at 9a, Staszica street in Zielona Góra, composed of:

- right of perpetual usufruct of a plot of land no 9/3, map section 16, having an area of 97m^2,
- right of perpetual usufruct of a plot of land no 20/2, map section 16, having an area of 60m^2,
- ownership title to a two-storey building with a basement having an area of 223.2m^2, cubature of 932 m^3,

registered in the land and mortgage register no KW 38818 kept by the District Court in Zielona Góra.

§ 2

Consent is hereby granted for the sale of rights and titles referred to in § 1 by an unlimited written public tender.

§ 3

The sale price of the rights and titles to the real property with building referred to in § 1 should be not less than the value determined by the real property expert, i.e. the amount of PLN 313,566.

§ 4

The Resolution shall come into force upon its adoption.

Document No 11

Draft Resolution
regarding point 13 of the agenda

Resolution No 11

concerning granting consent for the sale of the right of perpetual usufruct of real property located in Zielona Góra, at Stanisława Wyspiańskiego street.

Acting pursuant to Article 393 point 4 of the Code of Commercial Companies and § 29 section 2 of the Company's Statutes, it is hereby resolved as follows:

§1

Consent is hereby granted for the sale the of right of perpetual usufruct of real property consisting of land located in Zielona Góra, at Stanisława Wyspiańskiego street, registered in the land and mortgage register KW 39818 kept by the District Court in Zielona Góra.

§ 2

Consent is hereby granted for the sale of the right of perpetual usufruct referred to in § 1 without recourse to the tender procedure, to the Municipal Office in Zielona Góra with a designation of the real property as a commune road.

§ 3

The sale price of the right of perpetual usufruct of the real property composed of land, referred to in § 1 should be not less than the value determined by the real property expert, i.e. the amount of PLN 14,911.

§ 4

The Resolution shall come into force upon its adoption.

Document No 12

Draft Resolution
regarding point 14 of the agenda

Resolution No 12

concerning granting consent for the sale of the right of perpetual usufruct of land and the ownership title to buildings situated thereon, located in Poznań, at 12, Św. Wincentego street.

Acting pursuant to Article 393 point 4 of the Code of Commercial Companies and § 29 section 2 of the Company's Statutes, it is hereby resolved as follows:

§1

Consent is hereby granted for the sale of rights and titles to real property located in Poznań, at 12, Św. Wincentego street, composed of:

1) right of perpetual usufruct of a plot of land no 5/11 (central map section, sheet 6-7) having an area of 7310 m^2,
2) ownership title to laundry building having an area of 2,360 m^2,
3) ownership title to storehouse having an area of 720 m^2,
4) ownership title to local electric energy & trafo station having an area of 28.5 m^2.

The said real property is registered in the land and mortgage register no KW 120879 kept by the District Court in Poznań, XIII Land and Mortgage Registry Division.

§ 2

Consent is hereby granted for the sale of rights and titles referred to in § 1 by way of an unlimited public written tender.

§ 3

The sale price of the rights and titles referred to in § 1 should be not less than the value determined by the real property expert, i.e. the amount of PLN 3,141,134.90.

§ 4

The Resolution shall come into force upon its adoption.

Document No 13

Draft Resolution
regarding point 15 of the agenda

Resolution No 13

concerning granting consent for the acquisition of the right of perpetual usufruct of a plot of land no 3/2 having an area of 122 m^2 and plot no 7/1 having an area of 930 m^2 located in Poznań, at 36, Niepodległości Avenue.

Acting pursuant to Article 393 point 4 of the Code of Commercial Companies and § 29 section 2 of the Company's Statutes, it is hereby resolved as follows:

§1

Consent is hereby granted for the acquisition of the right of perpetual usufruct of:

5) plot of land no 3/2 having an area of 122 m^2,
6) plot of land no 7/1 having an area of 930 m^2.

The said real property is registered in the land and mortgage register no KW 139916 kept by the District Court in Poznań, XIII Land and Mortgage Registry Division.

§ 2

The acquisition of the right to perpetual usufruct of the real property referred to in § 1 should proceed in accordance with the terms laid down in the Act on Real Property Administration (published in the Journal of Laws "Dz.U." of September 29, 1997):

- the first payment should be equal to 15% of the value of land, amounting to PLN 97,665; with the date of payment being fixed at the latest on the date of executing the deed before a notary,
- the annual fee should be equal to 3% of the value of land, amounting to PLN 19,533; and payable in advance on March 31 each year beginning from 2003.

§ 3

The Resolution shall come into force upon its adoption.

Document No 14

Draft Resolution
regarding point 16 of the agenda

Resolution No 14

concerning granting consent for the sale of the right to perpetual usufruct of real property composed of land being a part of the plot located in Sosnowiec, at 5, Kresowa street, to ZASADA S.A. without recourse to the tender procedure.

Acting pursuant to Article 393 point 4 of the Code of Commercial Companies and § 29 section 2 of the Company's Statutes, it is hereby resolved as follows:

§1

Consent is hereby granted for the sale of the right of perpetual usufruct of real property located in Sosnowiec, at 5, Kresowa street, composed of:

- a part of the plot no 1/43 having an area of 708 m^2,

registered in the land and mortgage register no KW 24172 kept by the District Court, VI Land and Mortgage Registry Division in Sosnowiec.

§ 2

Consent is hereby granted for the sale of the right of perpetual usufruct referred to in § 1 without recourse to the tender procedure to ZASADA S.A.

§ 3

The sale price of the land real property referred to in § 1 should amount to PLN 106.200.

§ 4

The Resolution shall come into force upon its adoption.

Document No 15

Draft Resolution
regarding point 17 of the agenda

Resolution No 15

concerning entrusting the "Orbis" S.A. Supervisory Board with the task of fixing the value of a separate remuneration for members of the Supervisory Board delegated to perform individual supervisory functions on a permanent basis.

§ 1

Acting pursuant to Article 390 § 3 of the Code o Commercial Companies, the General Assembly hereby entrusts the "Orbis" S.A. Supervisory Board with the task of fixing the value of a separate remuneration for members of the Supervisory Board delegated to perform individual supervisory functions on a permanent basis.

§ 2

The Resolution shall come into force upon its adoption.

Document No 16

Draft Resolution
regarding point 18 of the agenda

Resolution No 16

concerning approval, for implementation, of Annex No 1 to the Social Pact dated July 11, 2000, executed by and between Accor S.A., FIC Globe LLC and Globe Trade Centre S.A. on the one hand, and the national trade union organizations, i.e. the Interregional Coordination Commission of NSZZ „Solidarność" of ORBIS Employees with its office in Gdańsk and the Board of the Federation of Trade Unions of Orbis Employees with it office in Poznań, on the other hand.

§ 1

The General Assembly hereby approves for implementation, of Annex No 1 to the Social Pact dated July 11, 2000, executed by and between Accor S.A., FIC Globe LLC and Globe Trade Centre S.A. on the one hand, and the national trade union organizations, i.e. the Interregional Coordination Commission of NSZZ „Solidarność" of ORBIS Employees with its office in Gdańsk and the Board of the Federation of Trade Unions of Orbis Employees with it office in Poznań, on the other hand, that has been approved for implementation by virtue of resolution no 6 of the Extraordinary General Assembly of "Orbis" S.A. dated October 3, 2000.
The above mentioned Annex No 1 is attached to this Resolution and constitutes an integral part thereof.

§ 2

The Resolution shall come into force upon its adoption.

Warsaw, April 29, 2002.

Annex no 1

to the Social Pact concerning employment guarantees for employees of the company Orbis S.A. executed on July 11, 2000.

Acting by virtue of the provisions of section VIII point 4 of the Social Pact, the Parties that executed the Pact, i.e.:

1. Accor S.A., represented by Mr. Jean Philippe Savoye,
2. FIC Globe LLC , represented by Mr. Scott O'Donnell,
3. Globe Trade Centre S.A., represented by Mr. Erez Boniel and Mr. Alain Ickovics

and

1. Inter-Regional Coordination Commission of NSZZ "Solidarność" of Orbis Employees with its office in Gdańsk,
   represented by Mrs. Edyta Radtke, Chairperson,
2. The Board of Federation of Trade Unions of Orbis Employees with its office in Poznań,
   represented by Mrs. Bożena Jenek, Chairperson

§ 1

Acting by virtue of section VIII point 4 of the Social Pact, the following amendments are hereby introduced:

Point 7 in section III shall have the following wording:

7. In the event that during the Guarantee Period the employer, for reasons of its own, terminates the employment contract concluded with an employee who pursuant to separate provisions is eligible for any pre-retirement pension benefits (within the meaning of Article 37k of the Act of December 14, 1994, on Employment and Counteracting Unemployment), the Company shall pay to each eligible employee a one-time payment (in addition to the compensation set forth in Attachment No 1 hereto) to make such employee whole (the so-called "leveling compensation"). The value of the leveling compensation shall be equal to the product of 10% of the value of the retirement pension benefits defined in a decision of the retirement pension-awarding authority that specifies the value of the retirement pension benefits in order to establish the amount of the pre-retirement pension benefits due, and the number of full calendar months remaining until reaching the universally binding retirement age. At the same time, "universally binding retirement age" shall mean 60 years of age for women and 65 years of age for men.

§ 2

This Annex was executed in 6 copies, one for each of the Investors - signatories of the Annex, one for each of the trade union organizations – signatories of the Pact, and one copy for Orbis S.A.

§ 3

1. The Investors – Signatories of the Annex shall perform heir obligations arising out of the provisions in section II point 3 of the Social Pact for the purposes defined in § 3 section 1 of the Annex.
2. Investors – Signatories of the Annex declare that the said Annex is neither incompatible with nor constitutes a breach of the share sale agreements executed by and between the Ministry of State Treasury and the Investors, concerning the sale of Orbis shares, referred to in section II point 6 of the Pact.
3. REIB INTERNATIONAL HOLDINGS declares that it is a legal successor of FIC GLOBE LLC.

§ 4

This Annex shall come into force conditional upon acceptance, by the General Assembly of the Company's Shareholders, with a binding force as from January1, 2002.

SIGNATURES OF THE PARTIES:

Trade Unions:

For the Inter-Regional Coordination Commission of NSZZ "Solidarność" of Orbis Employees, represented by Mrs. Edyta Radtke, Chairperson

For the Board of Federation of Trade Unions of Orbis Employees, represented by Mrs. Bożena Jenek, Chairperson

Investors:

For Accor S.A., Jean Philippe Savoye -

For REIB INTERNATIONAL HOLDINGS LIMITED; David Netser

For Globe Trade Centre S.A., Erez Boniel